(An exploration stage company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2016 and 2015

Unaudited

(Expressed in Canadian dollars)
_______________________

AURYN RESOURCES INC.
(the "Company")

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2016 and 2015

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by the entity’s auditor.

August 18, 2016

Auryn Resources Inc.
Consolidated Statements of Financial Position

Unaudited - (Expressed in Canadian dollars)

	June 30,	December 31,
	2016	2015

Assets

Current assets:
Cash and cash equivalents (note 3)	$11,349,758	$3,601,317
Amounts receivable	232,759	322,332
Prepaid expenses and deposits	549,627	92,655
	12,132,144	4,016,304

Non-current assets:
Restricted cash (note 3)	115,050	100,000
Mineral property interests (note 4)	30,624,067	25,103,359
Equipment (note 5)	1,802,414	1,811,551
Deferred acquisition costs (note 6)	292,154	–
Total assets	$44,965,829	$31,031,214

Liabilities and Equity

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$1,446,046	$513,885
Flow-through share premium liability (note 7)	1,651,843	–
	3,097,889	513,885

Non-current liabilities:
Provision for site reclamation and closure (note 8)	1,112,638	1,100,093
Total liabilities	$4,210,527	$1,613,978

Equity
Share capital (note 9)	$44,488,531	$32,546,799
Equity reserves (note 10)	5,890,539	4,358,367
Accumulated other comprehensive income	1,140	–
Deficit	(9,624,908)	(7,487,930)
Total equity	$40,755,302	$29,417,236
Total liabilities and equity	$44,965,829	$31,031,214

Subsequent events (note 16)

Approved on behalf of the Board of Directors:

"Ivan Bebek"	"Shawn Wallace"
Director	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss

Unaudited - (Expressed in Canadian dollars, except share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Administration expenses:
Consulting fees, directors' fees, wages and benefits	$432,323	$313,283	$899,369	$519,768
Legal and professional fees	43,276	16,406	66,757	39,790
Office, rent and administration	174,484	110,303	348,440	210,394
Regulatory, transfer agent and shareholder information	31,172	34,440	44,449	53,005
Share-based compensation (note 10(a))	838,999	22,843	980,328	64,656
Travel, marketing and investor relations	142,580	143,602	422,534	255,926
	1,662,834	640,877	2,761,877	1,143,539

Other expenses (income):
Project investigation costs	29,120	47,722	47,164	181,017
Accretion of provision for site reclamation and closure (note 8)	6,291	–	12,545	–
Interest and other income	(22,060)	(38,106)	(30,070)	(41,919)
Amortization of flow-through share premium (note 7)	(667,180)	–	(667,180)	–
Gain on investments (note 4(a))	–	–	–	(200,000)
Foreign exchange loss (gain)	11,622	(5,001)	12,642	(434)
	(642,207)	4,615	(624,899)	(61,336)

Net loss before income taxes	(1,020,627)	(645,492)	(2,136,978)	(1,082,203)
Deferred income tax recovery	–	78,000	–	78,000

Loss for the period	$(1,020,627)	$(567,492)	$(2,136,978)	$(1,004,203)

Other comprehensive income, net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value gain on available-for-sale financial assets, net of tax	$–	$522,000	$–	$522,000
Unrealized currency gain on translation of foreign operations	1,140	–	1,140	–

Other comprehensive income for the period	1,140	522,000	1,140	522,000

Total comprehensive loss for the period	$(1,019,487)	$(45,492)	$(2,135,838)	$(482,203)

Basic and diluted loss per share (note 15)	$(0.02)	$(0.02)	$(0.04)	$(0.03)
Weighted average number of shares outstanding (basic and diluted)	54,822,424	30,152,724	51,921,016	30,148,281

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Changes in Equity

Unaudited - (Expressed in Canadian dollars, except share amounts)

				Accumulated other
	Number of	Share capital	Equity reserves	comprehensive	Deficit	Total
	common shares			income

Balance at December 31, 2014	30,136,085	$12,687,735	$718,612	$–	$(4,623,620)	$8,782,727
Comprehensive loss for the period	–	–	–	522,000	(1,004,203)	(482,203)
Stock options exercised (note 9(b))	17,500	8,925	–	–	–	8,925
Fair value of stock options allocated to share capital issued on exercise (note 9(b))	–	8,703	(8,703)	–	–	–
Share-based compensation (note 10(a))	–	–	75,114	–	–	75,114
Balance at June 30, 2015	30,153,585	$12,705,363	$785,023	$522,000	$(5,627,823)	$8,384,563

Balance at December 31, 2015	48,828,729	$32,546,799	$4,358,367	$–	$(7,487,930)	$29,417,236
Comprehensive loss for the period	–	–	–	1,140	(2,136,978)	(2,135,838)
Stock options exercised (note 9(b))	398,750	245,675	–	–	–	245,675
Fair value of stock options allocated to share capital issued on exercise (note 9(b))	–	223,084	(223,084)	–	–	–
Warrants exercised (note 9(b))	272,738	429,083	–	–	–	429,083
Fair value of warrants allocated to share capital issued on exercise (note 9(b))	–	191,184	(191,184)	–	–	–
Share-based compensation (note 10(a))	–	–	1,458,877	–	–	1,458,877
Shares issued pursuant to bought deal financing, net of share issue costs (note 9(b))	9,018,414	10,852,706	487,563	–	–	11,340,269
Balance at June 30, 2016	58,518,631	$44,488,531	$5,890,539	$1,140	$(9,624,908)	$40,755,302

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Cash Flows

Unaudited - (Expressed in Canadian dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Cash (used in) provided by:
Operating activities:
Loss for the period	$(1,020,627)	$(567,492)	$(2,136,978)	$(1,004,203)
Items not involving cash:
Interest income classified as investing activity	(22,060)	(12,256)	(30,070)	(16,069)
Accretion expense	6,291	–	12,545	–
Gain on investment initial recognition (note 4(a))	–	–	–	(200,000)
Amortization of flow-through share premium (note 7)	(667,180)	–	(667,180)	–
Unrealized foreign exchange	14,581	17,485	14,758	7,088
Share-based compensation	838,999	23,683	980,328	67,033
Deferred income tax	–	(78,000)	–	(78,000)
Changes in non-cash working capital:
Amounts receivable	(151,191)	(129,286)	89,189	(109,165)
Joint venture advances	–	(682,429)	–	(682,429)
Prepaid expenses and deposits	(58,957)	24,722	(150,397)	20,914
Accounts payable and accrued liabilities	69,940	41,783	(49,887)	153,008
Cash used in operating activities	(990,204)	(1,361,790)	(1,937,692)	(1,841,823)

Investing activities:
Interest received	22,060	7,868	30,070	23,403
Purchase of equipment	(92,337)	–	(92,337)	–
Exploration and evaluation expenditures	(3,222,559)	(1,825,479)	(4,275,710)	(1,934,964)
Deferred acquisition costs	(292,154)	(174,872)	(292,154)	(174,872)
Purchase of marketable securities (note 4(a))	–	–	–	(500,000)
Cash used in investing activities	(3,584,990)	(1,992,483)	(4,630,131)	(2,586,433)

Financing activities:
Proceeds from issuance of common shares, net of cash share issuance costs (note 9(b))	13,659,292	–	13,659,292	–
Proceeds from stock option and warrant exercises	509,333	638	674,758	8,926
Change in restricted cash (note 3)	(17,250)	–	(15,050)	–
Cash provided by financing activities	14,151,375	638	14,319,000	8,926

Effect of foreign exchange rate changes on cash and cash equivalents	(3,179)	(20,541)	(2,736)	(5,461)

Increase (decrease) in cash and cash equivalents	9,573,002	(3,374,176)	7,748,441	(4,424,791)
Cash and cash equivalents, beginning of the period	1,776,756	7,615,624	3,601,317	8,666,239
Cash and cash equivalents, end of the period	$11,349,758	$4,241,448	$11,349,758	$4,241,448

Supplemental cash flow information (note 14)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2016 and 2015

1.	Corporate information

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act under the name Georgetown Capital Corp. On October 15, 2013, the Company changed its name to Auryn Resources Inc.

The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and South America.

Effective September 25, 2015, the Company, pursuant to a plan of arrangement, acquired 100% of North Country Gold Corp.’s (“North Country”) issued and outstanding common shares. North Country owned the mineral concessions comprising the Committee Bay mineral property in Nunavut, Canada (note 4(a)).

On June 13, 2016, the Company entered into a binding letter agreement with Homestake Resource Corporation (“Homestake”) pursuant to which Auryn will acquire Homestake under a plan of arrangement (the “Arrangement”). Homestake owns 100% in the Homestake Ridge Project which covers approximately 3,600 hectares within the Iskut- Stewart-Kitsault belt, in north-western British Columbia (note 6).

As of June 30, 2016, the Company has also secured rights to various mining concessions in southern Peru (note 4(b)).

The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

2.	Basis of presentation

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the six months ended December 31, 2015. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the six months ended December 31, 2015, which were filed under the Company’s profile on SEDAR at www.sedar.com.

These condensed interim consolidated financial statements were authorized for issue and approved by the Board of Directors of the Company on August 18, 2016.

(b)	Basis of preparation and consolidation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. The functional and presentation currency is the Canadian dollar, therefore all amounts are presented in Canadian dollars unless otherwise noted.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2016 and 2015

2.	Basis of presentation (continued)

(b)	Basis of preparation and consolidation (continued)

Subsidiary	Place of incorporation	Beneficial Interest
North Country Gold Corp.	Alberta, Canada	100%
Committee Bay North Ltd.	Northwest Territories, Canada	100%
Corisur Peru, S.A.C.	Peru	100%
CBR Australia Holdings Inc. (inactive)	Alberta, Canada	100%
Akkese Madencilik Sanayi Ve Ticaret (inactive)	Turkey	100%

All intercompany balances and transactions have been eliminated and where necessary adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other entities in the Company.

(c)	Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the condensed interim consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The Company’s critical accounting judgments and estimates were presented in Note 2 of the audited annual consolidated financial statements for the six months ended December 31, 2015 and have been consistently applied in the preparation of these condensed interim consolidated financial statements. No new judgements were applied for the periods ended June 30, 2016 and 2015.

(d)	Going concern

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The ability of the Company to meet its commitments as they become due, including completion of the acquisition of an interest in and exploration and development of its mineral properties, is dependent upon the existence of economically recoverable reserves, the Company’s ability to obtain the necessary financing to complete exploration and development and upon future profitable production or proceeds from disposition of these properties. The outcome of these matters cannot be predicted at this time. These condensed interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

3.	Cash and Cash Equivalents

	June 30, 2016	December 31, 2015
Components of cash and cash equivalents:
Cash	$11,349,758	$3,601,317
Restricted Cash	115,050	100,000
	$11,464,808	$3,701,317

Restricted Cash

As at June 30, 2016, the Company had restricted cash in the amount of $115,050 (December 31, 2015 - $100,000). This balance includes an amount of $86,300 in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association and an amount of $28,750 related to a collateral deposit on corporate credit cards.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2016 and 2015

4.	Mineral property interests

(a)	Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes more than 380,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province.

The Committee Bay project was acquired on September 25, 2015 through the Company’s acquisition of 100% of the issued and outstanding shares of North Country. Prior to this acquisition, the Company and North Country were party to a joint exploration agreement where Auryn was to earn a 51% interest in the Committee Bay project. The completion of the acquisition resulted in Auryn owning 100% of the project.

Effective March 16, 2015, as a condition of the definitive joint exploration agreement with North Country, the Company entered into a share subscription agreement to purchase 10,000,000 North Country common shares at a price of $0.05 for a total cost of $500,000. The investment in North Country was classified as an available-for-sale financial asset and was recorded at fair value. At the date of initial recognition, there was a difference between the cost of the investment and its fair value and as a result, the Company recorded an initial gain on recognition of $200,000 through the loss for the period. The fair value of the North Country common shares were subsequently included in the fair value of assets acquired and liabilities assumed through the acquisition of North Country.

The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”), with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years commencement of commercial production for $2,000,000 for each one-third (0.5%) of the NSR.

(b)	Peruvian Exploration Projects

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and make cash payments totalling US$200,000. Upon signing of the Sombrero Option, the Company paid US$140,000 with the remaining US$60,000 due on or before the first anniversary of the agreement. Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of 1 year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5 million. As of June 30, 2016, $182,357 (US$140,000) is included in mineral property interests as Peru acquisition costs

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of intense hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to an NSR, through a combination of work expenditures and cash payments as outlined in the table below. As of June 30, 2016, $322,067 (US$250,000) has been included in mineral property interests as Peru acquisition costs.

Due Dates	Property Payments		Work Expenditures
Effective Date (May 31, 2016)	US$	250,000	US$	-
Within 24 months of Effective Date		500,000		2,000,000
Within 36 months of Effective Date		-		3,000,000
Within 48 months of Effective Date		250,000		-
Within 60 months of Effective Date		250,000		2,000,000
Within 72 months of Effective Date		7,500,000		-
Total	US$	8,750,000	US$	7,000,000

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2016 and 2015

4.	Mineral property interests (continued)

(b)	Peruvian Exploration Projects (continued)

On June 2, 2016, the Company announced its acquisition of a 100% ownership in the Curibaya property, which is also in the Tacna province of southern Peru. The Curibaya property, which consists of 31,600 hectares, was acquired through direct staking and the national auction process.

(c)	The Company capitalized the following costs as mineral property interests:

	Committee Bay	Peru	Total
Balance as at December 31, 2015	$24,354,267	$749,092	$25,103,359
Acquisition costs
Additions:
Other acquisition costs	39,106	648,465	687,571
Exploration and evaluation costs
Additions:
Assaying	16,165	16,073	32,238
Exploration drilling	257,695	-	257,695
Camp cost, equipment and field supplies	390,256	-	390,256
Geological consulting services	313,979	41,119	355,098
Geophysical analysis	584,714	-	584,714
Permitting, environmental and community costs	115,383	59,260	174,643
Expediting and mobilization	109,917	-	109,917
Salaries and wages	718,308	37,882	756,190
Fuel and consumables	174,142	-	174,142
Aircraft and travel	1,519,566	-	1,519,566
Share-based compensation (note 10(a))	478,549	-	478,549
Currency translation adjustment	-	129	129
Balance as at June 30, 2016	$29,072,047	$1,552,020	$30,624,067

	Committee Bay	Peru	Total
Balance as at June 30, 2015	$2,067,163	$-	$2,067,163
Acquisition costs
Additions:
Acquisition of North Country	17,999,192	-	17,999,192
Other acquisition costs	291	406,145	406,436
Exploration and evaluation costs
Additions:
Assaying	242,543	-	242,543
Exploration drilling	428,895	-	428,895
Camp cost, equipment and field supplies [1]	785,964	-	785,964
Geological consulting services	293,112	257,177	550,289
Geophysical analysis	215,126	-	215,126
Permitting, environmental and community costs	212,244	-	212,244
Expediting and mobilization	34,779	-	34,779
Salaries and wages	360,169	40,154	400,323
Fuel and consumables	477,852	-	477,852
Aircraft and travel	1,089,458	45,616	1,135,074
Share-based compensation	147,479	-	147,479
Balance as at December 31, 2015	$24,354,267	$749,092	$25,103,359

1 Included in camp cost, equipment and field supplies is an amount of $442,017 charged by North Country prior to the acquisition for the use of infrastructure during the Joint Exploration Agreement.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2016 and 2015

5.	Equipment

	Camp and field	Machinery and
	equipment	equipment	Total
Cost
Balance, December 31, 2015	$1,110,521	$747,480	$1,858,001
Additions	15,279	77,058	92,337
Balance, June 30, 2016	$1,125,800	$824,538	$1,950,338

Accumulated Depreciation
Balance, December 31, 2015	$27,763	$18,687	$46,450
Depreciation	55,680	45,794	101,474
Balance, June 30, 2016	$83,443	$64,481	$147,924

Net book value
December 31, 2015	$1,082,758	$728,793	$1,811,551
June 30, 2016	$1,042,357	$760,057	$1,802,414

	Camp and field	Machinery and
	equipment	equipment	Total
Cost
Balance, June 30, 2015	$-	$-	$-
Additions	1,110,521	747,480	1,858,001
Balance, December 31, 2015	$1,110,521	$747,480	$1,858,001

Accumulated Depreciation
Balance, June 30, 2015	$-	$-	$-
Depreciation	27,763	18,687	46,450
Balance, December 31, 2015	$27,763	$18,687	$46,450

Net book value
June 30, 2015	$-	$-	$-
December 31, 2015	$1,082,758	$728,793	$1,811,551

During the six months ended December 31, 2015, the Company acquired equipment with a cost of $1,858,001 in connection with the acquisition of North Country (note 4(a))

6.	Deferred acquisition costs

	June 30, 2016	December 31, 2015
Components of deferred acquisition costs:
Convertible loan to Homestake	$150,000	$-
Costs incurred in connection with acquisition of Homestake	113,746	-
Other deferred mineral acquisition costs	28,408	-
	$292,154	$-

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2016 and 2015

6.	Deferred acquisition costs (continued)

On June 13, 2016, the Company entered into a binding letter agreement with Homestake pursuant to which Auryn will acquire Homestake under a plan of arrangement. The consideration for 100% of the Homestake shares will be the issuance of approximately 3.3 million Auryn shares valued at approximately $8.9 million based on the closing price of Auryn shares of $2.68 per share as at June 13, 2016. Under the proposed Arrangement, Homestake shareholders will receive one Auryn share for each seventeen (17) Homestake common shares held at the time of completion of the Arrangement.

In connection with the Homestake acquisition, the Company entered into a loan agreement with Homestake dated May 10, 2016, which provided for the loan of $150,000. The loan agreement contained a conversion feature allowing conversion of the indebtedness into Homestake common shares at a conversion price of $0.10 per Homestake common share. On July 20, 2016, subsequent to June 30, 2016, the Company exercised its conversion rights under the loan agreement and received 1,500,000 shares of Homestake.

7.	Flow-through share premium liability

On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,944,803 through the issuance of 4,732,700 flow-through shares at a price of $1.89 per flow-through share and 4,285,714 common shares at a price of $1.40 per common share (note 9(b)). The flow-through shares were issued at a premium of $0.49 per flow-through share, calculated as the difference between the price of a flow-through share and the price of a common share, as tax deductions generated by the eligible expenditures will be passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. The total flow-through share premium liability related to the 4,732,700 flow-through shares issued is $2,319,023 and represents the Company’s obligation to spend the $8,944,803 on eligible expenditures which the Company expects to complete during the year ended December 31, 2016. As of June 30, 2016, $2,573,410 of eligible expenditures have been incurred and the liability has been amortized accordingly as shown below:

June 30, 2016
Balance, December 31, 2015	$-
Flow-through share premium liability at issuance	2,319,023
Amortization of flow-through share premium	(667,180)
Balance, end of period	$1,651,843

8.	Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay property. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp and work sites on the property. It is the Company’s intention to continue exploration work on the property until at least the current mining leases expire, which are between 2026 and 2033. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The present value of future estimated cash flows required to settle the site reclamation and closure obligation was estimated at $1,112,638 (December 31, 2015: $1,100,093). The key assumptions on which the estimates were based on for both the June 30, 2016 and December 31, 2015 liability are:

•	Undiscounted risk-adjusted cash flow for site reclamation of $1,145,768
•	Expected timing of future cash flows is based on mining leases expiration, which is between 2026 and 2033
•	Annual inflation rate 2%
•	Risk-free interest rate 2.27%

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2016 and 2015

8.	Provision for site reclamation and closure (continued)

The following is a continuity of the provision for site reclamation:

	June 30, 2016	December 31, 2015
Balance, beginning of period	$1,100,093	$-
Provision incurred	-	1,093,874
Accretion expense	12,545	6,219
Balance, end of period	$1,112,638	$1,100,093

9.	Share capital

(a)	Authorized

Unlimited common shares without par value

(b)	Issued during periods

On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,944,803 (the “Offering”). Under the terms of the Offering, a syndicate of underwriters led by Beacon Securities Limited (the “Underwriters”) agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, an aggregate of 4,732,700 flow-through shares at a price of $1.89 per flow-through share and 4,285,714 common shares at a price of $1.40 per common share. Share issue costs related to the Offering totaled $1,773,074, which included $896,688 in commissions, the fair value of $487,563 related to 541,104 share purchase warrants issued to the underwriters (note 10(b)) and $388,823 in other issuance costs. The gross proceeds from the Offering were also offset by $2,319,023, which relates to the flow-through share premium liability (note 7). A reconciliation of the impact of the Offering on the common shares is as follows:

	Number of	Dollar impact on
	common shares	share capital
Common shares issued at $1.40 per share	4,285,714	$6,000,000
Flow-through shares issued at $1.89 per share	4,732,700	8,944,803
Cash share issue costs		(1,285,511)
Fair value of warrants issued (note 10(b))		(487,563)
Flow-through share premium liability (note 7)		(2,319,023)
	9,018,414	$10,852,706

i.

During the six months ended June 30, 2016, 398,750 (June 30, 2015: 17,500) shares were issued as a result of stock options being exercised with a weighted average exercise price of $0.62 (June 30, 2015: $0.51) for gross proceeds of $245,675 (June 30, 2015: $8,925). Attributed to these stock options, fair value of $223,084 (June 30, 2015: $8,703) was transferred from the equity reserves and recorded against share capital.

ii.

During the six months ended June 30, 2016, 272,738 (June 30, 2015: nil) shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.57 for gross proceeds of $429,083. Attributed to these share purchase warrants, fair value of $191,184 was transferred from the equity reserves and recorded against share capital.

iii.

On September 25, 2015, pursuant to a plan of arrangement, the Company issued a total of 13,838,894 common shares in connection with it acquisition of North Country with a fair value of $1.22 per common share.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2016 and 2015

9.	Share capital (continued)

(b)	Issued during periods (continued)

iv.

On September 16, 2015, the Company completed a non-brokered private placement for gross proceeds of $5,802,000 by issuing 4,835,000 Units of the Company at a price of $1.20 per Unit. Each Unit consists of one common share and one common share purchase warrant. Each purchase warrant is exercisable into a common share of the Company at a price of $1.70 per share for a period of 24 months.

Related to this share issuance, an amount of $2,681,454 was allocated as the fair value of the Unit’s warrants estimated using the Black-Scholes option valuation model. The Company also incurred costs of issuance in the amount of $163,820, which included cash commissions of $119,520 and other legal and regulatory costs of $44,300.

10.	Equity reserves

(a)	Share-based payments

The Company maintains a Rolling Stock Option Plan providing for the issuance of stock options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant stock options from time to time to its directors, officers, employees and other service providers. The stock options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of stock options issued and outstanding is as follows:

	Number of stock	Weighted average
	options	exercise price
Outstanding, June 30, 2015	1,551,250	$0.51
Granted	2,120,000	2.19
Exercised	(1,250)	0.51
Expired	(730,000)	3.88
Outstanding, December 31, 2015	2,940,000	$0.89
Granted	2,355,000	2.63
Exercised	(398,750)	0.62
Expired	(40,000)	1.50
Outstanding, June 30, 2016	4,856,250	$1.75

As at June 30, 2016, the number of stock options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of	Exercise	Remaining	Number of	Exercise	Remaining
	options	price	contractual	options	price	contractual
			life (years)			life (years)
Feb 3, 2019	50,000	$1.50	2.60	50,000	$1.50	2.60
Feb 17, 2019	1,220,000	0.51	2.64	1,220,000	0.51	2.64
Aug 17, 2020	1,231,250	1.30	4.13	751,250	1.30	4.13
June 21, 2021	2,355,000	2.63	4.98	588,750	2.63	4.98
	4,856,250	1.75	4.15	2,610,000	1.23	3.59

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2016 and 2015

10.	Equity reserves (continued)

(a)	Share-based payments (continued)

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and others providing similar services. During the three and six months ended June 30, 2016, an amount of $838,999 and $980,328, respectively, (June 30, 2015 – $22,843 and $64,656, respectively) was expensed as stock based compensation and $nil (June 30, 2015 - $840 and $2,377, respectively) was included in project investigation costs, for both periods, in the consolidated statements of comprehensive loss. The Company also capitalized stock based compensation within mineral interests in the amount of $444,246 and $478,549 for the three and six months ended June 30, 2016, respectively (June 30, 2015 - $2,854 and $8,081, respectively).During the three and six months ended June 30, 2016, the Company granted 2,355,000 stock options to directors, officers, employees and others providing similar services. The weighted average fair value per option of these stock options was calculated as $1.75 using the Black-Scholes option valuation model at the grant date. See inputs and assumptions in the table below.

Excluding the 840,000 replacement options granted to former option holders of North Country (note 4(a)), the weighted average fair value of stock options granted per option during the six months ended December 31, 2015 was $0.91. The fair value was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

	June 30, 2016	December 31, 2015
Risk-free interest rate	0.66%	0.60%
Expected dividend yield	nil	nil
Expected share price volatility	97.64%	105.18%
Expected life in years	4.00 years	3.23 years
Forfeiture rate	- %	- %

In connection with the acquisition of North Country, the Company granted 840,000 replacement stock options to former North Country option holders with an estimated fair value of $133,541, a weighted average fair value of $0.16 per option. The fair value was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

Risk-free interest rate	0.43%
Expected dividend yield	nil
Stock price volatility	104%
Expected life (in years)	0.54

The expected volatility assumption is based on the historical and implied volatility of the Company’s common share price on the TSX Venture Exchange. The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the stock options.

(b)	Share purchase warrants

During the three and six months ended June 30, 2016, 541,104 share purchase warrants were issued to the underwriters of the Offering (note 9(b)). Each share purchase warrant is exercisable into a common share of the Company at a price of $1.40 per share for a period of 24 months. The fair value of the share purchase warrants was determined using the Black-Scholes option-pricing model using the grant date share price of $1.65, as well as the other inputs outlined below. The fair value of $487,563 has been recorded in equity reserves.

Risk-free interest rate	0.58%
Expected dividend yield	nil
Stock price volatility	96%
Expected life (in years)	2.00

There were no share purchase warrants issued for the three and six months ended June 30, 2015.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2016 and 2015

10.	Equity reserves (continued)

(b)	Share purchase warrants (continued)

The continuity of the number of share purchase warrants is as follows:

	Warrants outstanding	Exercise price
Outstanding, June 30, 2015	-	$-
Issued	4,835,000	1.70
Outstanding, December 31, 2015	4,835,000	$1.70
Issued	541,104	1.40
Exercised	(272,738)	1.57
Outstanding, June 30, 2016	5,103,366	$1.67

As at June 30, 2016, the expiration date on the share purchase warrants outstanding is as follows:

Number of warrants	Exercise price	Expiry date
4,677,500	$1.70	September 16, 2017
425,866	1.40	May 4, 2018
5,103,366	$1.67

11.	Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Universal Mineral Services Ltd. [1]
Included in the statement of operations:
Consulting fees, directors' fees, wages and benefits	$71,094	$112,784	$147,961	$218,011
Legal and professional fees	-	-	702	-
Office, rent and administration	101,351	100,305	202,356	196,588
Regulatory, transfer agent and shareholder information	5,745	5,850	5,745	5,850
Travel, marketing and investor relations	722	33,214	9,216	77,224
Project investigation costs	-	9,798	-	80,437
Capitalized to mineral property interests:
Committee Bay	6,580	58,869	6,580	75,544
Total transaction for the periods	$185,492	320,820	$372,560	$653,654

1.

Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated December 30, 2015, provides office space and administrative services to the Company on a cost recovery basis. The outstanding balance owing at June 30, 2016 was $78,710 (December 31, 2015 – $119,781).

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2016 and 2015

11.	Related party balances and transactions (continued)

(b)	Compensation of key management personnel

During the period, compensation to key management personnel was as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Short-term benefits	$221,440	$153,126	$445,406	$269,345
Share-based payments	546,795	7,390	658,623	20,918
	$768,235	$160,516	$1,104,029	$290,263

12.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, investments, amounts receivable, deposits and accounts payable and accrued liabilities. Due to their short-term nature, the fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk.

(a)	Credit risk

Credit risk is the risk that a third party fails to discharge its obligations under the terms of the financial contract and causes a financial loss for the Company. The Company’s credit risk is attributable to its cash and cash equivalents, amounts receivable, deposits. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalent balances in highly rated Canadian financial institutions and in Canadian guaranteed investments certificates (“GIC”). The Company considers the risk of loss associated with cash and cash equivalents to be low.

(a)	Credit risk (continued)

The Company also has credit risk exposure in relation to its receivables from its investments in Canadian GIC’s and goods and service tax (“GST”) from the Canadian government. Management is confident that their carrying values are recoverable in full and this risk is minimal.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(c)	Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s investments. The Company was exposed to other price risk through its available-for-sale investment in North Country, which was listed on the Toronto Stock Exchange Venture Exchange (the “TSX Venture Exchange”). Due to the acquisition of North Country (note 4) the Company realized its investment and is no longer affected by this type of risk.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2016 and 2015

12.	Financial instruments (continued)

(d)	Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the company is exposed are as follows:

(i)	Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at June 30, 2016, the Company held net financial assets denominated in US dollars in the amount of US$33,892 (December 31, 2015 – net liabilities of US$109,071).

A 10% increase or decrease in the US dollar exchange rate would result in a corresponding increase or decrease in the Company’s net loss of approximately $4,378 (December 31, 2015 – $15,095).

(ii)	Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company’s exposure to interest rate risks is limited to potential increases or decreases on the interest rate offered on cash and cash equivalents held at chartered Canadian financial institutions, which would result in higher or lower relative interest income. This risk is considered to be minimal.

13.	Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties. Geographic segmentation of non-current assets is as follows:

June 30, 2016	Canada	Peru	Total

Equipment, net	$1,802,414	$-	$1,802,414
Mineral property interests	29,072,047	1,552,020	30,624,067
	$30,874,451	$1,552,020	$34,426,481

December 31, 2015	Canada	Peru	Total

Equipment, net	$1,811,551	$-	$1,811,551
Mineral property interests	24,354,267	749,092	25,103,359
	$26,165,818	$749,092	$26,914,910

During the three and six months ended June 30, 2016 and 2015, the Company did not have revenues and the net loss and comprehensive loss was incurred in Canada.

14.	Supplemental cash flow information

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Accounts payable and accrued liabilities included in mineral property interests, change	$1,064,400	$124,117	$986,582	$124,117
Share-based compensation included in mineral property interests	444,246	2,854	478,549	8,081
Depreciation capitalized in mineral property interests	55,024	-	101,474	-

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2016 and 2015

15.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period.

	Three months	Three months	Six months	Six months
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Loss attributable to ordinary shareholders	$1,020,627	$567,492	$2,136,978	$1,004,203
Weighted average number of common shares	54,822,424	30,152,724	51,921,016	30,148,281
Basic and diluted loss per share	$0.02	$0.02	$0.04	$0.03

As at June 30, 2016, the Company had 4,856,250 share options and 5,103,366 share purchase warrants outstanding, all of which were anti-dilutive because the Company was in a loss position for the three and six months ended June 30, 2016.

At June 30, 2015, the Company had 1,551,250 share options, all of which were anti-dilutive because the Company was in a loss position for the three and six months ended June 30, 2015.

16.	Subsequent events

a)	Subsequent to June 30, 2016, a total of 20,000 stock options were exercised with a weighted average exercise price of $1.50 for gross proceeds of $30,000.

b)	Subsequent to June 30, 2016, a total of 3,085,590 share purchase warrants were exercised with a weighted average exercise price of $1.66 for gross proceeds of $5,127,576.